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                                                                    EXHIBIT 20.1

                                 PRESS RELEASE
                                    [LOGO OF AVIVA PETROLEUM INC. APPEARS HERE]

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DALLAS, TEXAS, [June 20, 1996] . . . Aviva Petroleum Inc. (AMEX: "AVV"),
announced today that drilling has commenced on its JA-7 development well at Main Pass 41, located in the Gulf of Mexico, offshore Louisiana. Aviva is the operator of the property and has a working interest of 35%.

The well is presently at 600 feet with 20" casing set. Information concerning the results of the well is not expected to be available until the latter part of July. The well will also test two low risk exploratory targets below the lowest productive sands.

As previously reported, the Company has engaged Dillon, Read & Co. Inc. to assist it in an effort to investigate and evaluate strategic alternatives for the Company. This undertaking is continuing.

Aviva Petroleum is engaged in the exploration for and the development and production of oil and gas in Colombia and onshore and offshore in the United States. Its common stock is also quoted on the London Stock Exchange (symbol "AVP").


Further Information:

Ron Suttill
Aviva Petroleum Inc.
Dallas, Texas
214 691-3464